

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 30, 2009

Mr. Gordon M. Stetz, Jr.
Executive Vice President and Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152

   Re: **McCormick & Company, Incorporated**
      Form 10-K for the Fiscal Year Ended November 30, 2008
      Filed January 28, 2009
      File No. 1-14920

Dear Mr. Stetz, Jr.:

  We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

         Sincerely,

         Jill S. Davis
         Branch Chief